UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Whitney Information Network, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966621104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON HUDSON STREET CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 419,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 167,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 421,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Whitney Information Network, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1612 East Cape Coral Parkway, Cape Coral Florida 33904.

Item 2.	Identity and Background.

(a)           This statement is filed by Kingstown Capital Partners LLC, a Delaware limited liability company (Kingstown”), Hudson Street Capital Management LLC, a Delaware limited liability company (“Hudson”), Michael Blitzer and Guy Shanon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and may be considered a member of a “Group” with each other.

Michael Blitzer is the managing partner of Kingstown and Guy Shanon is the managing partner of Hudson.  By virtue of these relationships, Mr. Blitzer may be deemed to beneficially own the Shares owned by Kingstown and Mr. Shanon may be deemed to beneficially own the Shares owned by Hudson.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Kingstown and Mr. Blitzer is 535 Madison Ave, 30th Floor, New York, New York 10022.  The principal business address of each of Hudson and Mr. Shanon is 2 Grand Central Tower, 140 East 45th Street, 18th Floor, New York, New York 10017.

(c)           The principal business of Kingstown, Hudson, Mr. Blitzer and Mr. Shanon is investing in securities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Michael Blitzer and Guy Shanon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 153,000 Shares owned by Kingstown is approximately $521,632, including brokerage commissions.  The Shares owned by Kingstown were acquired with working capital.

The aggregate purchase price of the 419,250 Shares owned by Hudson is approximately $1,616,178.65, including brokerage commissions.  The Shares owned by Hudson were acquired with working capital.

CUSIP NO. 966621104

 The aggregate purchase price of the 14,800 Shares owned by Mr. Blitzer is approximately $53,637, including brokerage commissions.  The Shares owned by Mr. Blitzer were acquired with personal funds.

The aggregate purchase price of the 2,450 Shares owned by Mr. Shanon is approximately $8,855, including brokerage commissions.  The Shares owned by Mr. Shanon were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,738,587 Shares outstanding, which is the total number of Shares outstanding as of the quarter ended June 30, 2007, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2007.

As of the close of business on January 11, 2008, Kingstown beneficially owned 153,000 Shares, constituting approximately 1.3% of the Shares outstanding.

As of the close of business on January 11, 2008, Hudson beneficially owned 419,250 Shares, constituting approximately 3.6% of the Shares outstanding.

As of the close of business on January 11, 2008, Mr. Blitzer beneficially owned 167,800 Shares, constituting approximately 1.4% of the Shares outstanding.  By virtue of his relationship with Kingstown discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned by Kingstown.

CUSIP NO. 966621104

As of the close of business on January 11, 2008, Mr. Shanon beneficially owned 421,700 Shares, constituting approximately 3.6% of the Shares outstanding. By virtue of his relationship with Hudson discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by Hudson.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Kingstown Capital Partners LLC, Hudson Street Capital Management LLC, Michael Blitzer and Guy Shanon, dated January 14, 2008.

CUSIP NO. 966621104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008	KINGSTOWN CAPITAL PARTNERS LLC

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Partner

HUDSON STREET CAPITAL MANAGEMENT LLC

By:	/s/ Guy Shanon
Guy Shanon Managing Partner

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

CUSIP NO. 966621104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

KINGSTOWN CAPITAL PARTNERS LLC

Common Stock	8,000	$2.26	11/30/07
Common Stock	6,000	$2.32	12/03/07
Common Stock	5,000	$2.29	12/04/07
Common Stock	2,500	$2.25	12/10/07
Common Stock	500	$2.60	12/28/07
Common Stock	500	$2.60	12/31/07
Common Stock	1,000	$2.50	1/02/08
Common Stock	2,000	$2.50	1/04/08
Common Stock	500	$2.50	1/10/08

HUDSON STREET CAPITAL MANAGEMENT LLC
None

MICHAEL BLITZER
None

GUY SHANON

Common Stock	200	$2.90	12/31/07
Common Stock	250	$2.90	12/31/07